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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)


                         Toreador Resources Corporation
                         ------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.15625 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    891041105
                                 --------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


--------------------
CUSIP No.  891041105
--------------------

--------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      1           John Mark McLaughlin
--------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [x]
      2
--------------------------------------------------------------------------------
              SEC USE ONLY

      3
--------------------------------------------------------------------------------
              SOURCE OF FUNDS

      4           PF
--------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                     [ ]

      5           N/A
--------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

      6           United States of America
--------------------------------------------------------------------------------
     NUMBER OF        SOLE VOTING POWER
      SHARES          211,634
   BENEFICIALLY    7
     OWNED BY     --------------------------------------------------------------
       EACH           SHARED VOTING POWER
    REPORTING         0
      PERSON       8
       WITH       --------------------------------------------------------------
                      SOLE DISPOSITIVE POWER
                      211,634
                   9
                  --------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                      0
                  10
--------------------------------------------------------------------------------
                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   211,634
         11
--------------------------------------------------------------------------------
                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                [ ]
                   N/A
         12
--------------------------------------------------------------------------------
                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.25%(1)
         13
--------------------------------------------------------------------------------
                  TYPE OF REPORTING PERSON
                   IN
         14
--------------------------------------------------------------------------------

(1) Based on a total of 9,398,488 shares outstanding as of December 31, 2001.


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     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements Schedule 13D (Amendment No. 1) filed by John Mark McLaughlin, by furnishing the information set forth below. Unless set forth below, all previously reported Items are unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     That certain Stockholder Voting Agreement (a copy of which was previously filed as Exhibit 1 to Schedule 13D, filed on July 10, 1998, and is incorporated herein by reference; the "Stockholder Agreement"), entered into by and among Mr. McLaughlin, Lee Global Energy Fund, L.P., Mr. G. Thomas Graves III, Mr. William
I. Lee, and Gralee Partners, L.P.; Mr. Peter Lawrence Falb, Mr. Edward Nathan Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc.; and Mr. John V. Ballard, Mr. J. W. Bullion, Mr. Thomas P. Kellog, Jr., Mr. Peter R. Vig and Mr. Jack L. Woods, expired on May 19, 2000. Therefore, Mr. McLaughlin is no longer deemed to have indirect beneficial ownership of the shares of Common Stock owned by Lee Global Energy Fund, L.P., Mr. Graves, Mr. Lee, and Gralee Partners, L.P.; Mr. Falb, Mr. Dane, Firethorn I Limited Partnership, the Hilary Bell Falb 1983 Trust, the Alison Forslund Falb 1985 Trust, the Forslund Irrevocable Trust, and Dane, Falb, Stone & Co., Inc.; and Mr. Ballard, Mr. Bullion, Mr. Kellog, Mr. Vig and Mr. Woods. Mr. McLaughlin disclaims beneficial ownership of any securities owned by the other parties to the Stockholder Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety as follows:

     (a) Based on information disclosed by the Issuer, there were a total of 9,398,488 Shares outstanding as of December 31, 2001. Pursuant to the provisions of the Securities Exchange Act of 1934, as amended, Mr. McLaughlin beneficially owned 211,634 shares of Common Stock (which is approximately 2.25% of the outstanding shares of Common Stock as of December 31, 2001, assuming the conversion of Series A Preferred Stock issued to Mr. McLaughlin into 62,500 shares of Common Stock).

     (b) Mr. McLaughlin has the sole power (and no shared power) to vote or direct the vote or to dispose of or direct the disposition of 211,634 shares of Common Stock.

     (c) The following is a description of certain transactions in the Common Stock by Mr. McLaughlin since the filing of Amendment No. 1 to Schedule 13D on December 23, 1998, until the expiration of the Stockholder Agreement on May 19, 2000, when Mr. McLaughlin ceased to be a beneficial owner of five percent of the Issuer's Common Stock:

            On February 23, 2000, Mr. McLaughlin sold 60,000 shares of Common Stock and on February 28, 2000, Mr. McLaughlin sold 96,402 shares of Common Stock for an aggregate purchase price of approximately $916,000.00.

     (d) No other person has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock with respect to which this filing is made.

     (e) Mr. McLaughlin ceased to be the beneficial owner of five percent of the Issuer's Common Stock on May 19, 2000, when the Stockholder Agreement expired.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 2002


                                           /s/ JOHN MARK MCLAUGHLIN
                                           ------------------------
                                           John Mark McLaughlin